EVEREST
199 S. LOS ROBLES AVE., #200
PASADENA, CA 91101


                                November 14, 2005
                                                  Via Facsimile: (202) 772-9203
                                                  and submitted via EDGAR

Daniel F. Duchovny
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-3628

     Re:  Secured  Investment   Resources  Fund,  L.P.  II  (the  "Partnership")
          Schedule TO-T and 14D-9 filed by Millenium Management, LLC on October 13, 2005; File No. 005-80677

Dear Mr. Duchovny:

     This letter responds to the Staff's comments conveyed in your letters of October 21, 2005 and October 28, 2005. Numbered paragraphs below correspond to the numbered paragraphs in your letter.

     October 28 Letter

     1. We believe that Unit Holders have all the available material information that is relevant to the tender offer. Most importantly, Unit Holders have all the material information that the offeror has, so that they can make their decision to tender or hold with the same material information that the offeror has in deciding to purchase such Units.

     Although it has not been audited, we are not aware of any material inaccuracies in the financial information provided, and it is the best information available with which to make investment decisions. Unlike public operating companies, the Partnership's value at any given time is derived entirely from the market value of its real estate holdings. We believe that most Unit Holders compare the offer price to what they believe they would receive if the Partnership were to be liquidated, as well as consider whether they wish to hold an otherwise illiquid investment. The offeror has provided comprehensive disclosure in the "Determination of Offer Price" section of the Offer to Purchase, which will allow a Unit Holder to evaluate the offeror's estimates of value and compare them to the Unit Holder's views. Accordingly, we believe that Unit Holders have sufficient information to make an informed decision on whether to tender or hold their Units.

     The former general partner mismanaged this Partnership's assets egregiously; and he failed to file reports with the SEC for many years, provide any financial statements to Unit Holders, and misappropriated over $2.5 million of Partnership funds for his personal use. One of the consequences of the failure of the former general partner to make SEC filings was that the Unit Holders did not have access to the limited avenues of liquidity that exist for other registered, unlisted partnerships, such as matching services and third-party tender offers, because of the absence of financial information available to prospective buyers.

     In response to a letter dated September 22, 2005 from Michael Ferraro, Office of Enforcement Liaison in the Division of Corporation Finance, our counsel, Gibson, Dunn & Crutcher, contacted Mr. Ferraro to discuss the unusual history and circumstances of the Partnership and our intention to have the Partnership resume the filing of its Exchange Act reports as soon as practicable. As discussed with Mr. Ferraro, we will contact the Office of Chief Accountant in the Division of Corporation Finance to discuss how best to resume the filing of audited financial statements in light of the substantial difficulties that the Partnership faces in complying with the requirements of Regulation S-X, particularly in light of the mismanagement by the former general partner and the length of time since the Partnership's last audit: the 1998 financial statements. In the meanwhile, there are a substantial number of investors who wish to obtain liquidity for their investments in the current tax year to utilize losses and eliminate the need for Schedule K-1s for later tax years.

     We do not have any current plan to take the Partnership private. Otherwise, the offeror's plans regarding the Partnership are described in "Future Plans of the Purchaser."

     October 21 Letter

     1. In response to the comment, the sentence identified in the comment is being amended.

     2. We respectfully disagree that the section identified in the comment states that we will make a price reduction if a distribution is made; however, to avoid any possible confusion, the statement identified in the comment is being deleted.

     3. We respectfully submit that the summary complies with Item 1001 of Regulation M-A. Please note Instruction 1 to such Item.

     4. In response to the comment, the statement identified in the comment is being amended.

     5. In response to the comment, the statements identified in the comment are being amended.

     6. In response to the comment, the statement identified in the comment is being amended.

     7. Because the Purchaser is the general partner of the Partnership, it is aware of any other transfers in the last twelve months and knew at the time of the prior filing that there was no actual risk of exceeding 50% in the last 12-month period, even if this Offer were fully subscribed. Nothing has changed in that regard, and the response to the Offer to date makes it apparent that there continues to be no risk of exceeding 50% in the last 12-month period. Therefore, we respectfully suggest that there would be no benefit to adding disclosure to address that hypothetical situation, since we know it will no occur.

     8. In response to the comment, the section identified in the comment is being amended.

     9. In response to the comment, the section identified in the comment is being amended. However, we note that the guidance provided by Section III.B.I of Release No. 34-43069 does not suggest that a bidder should meet each and every requirement of Items 14 and 15 or cover the same historical period. For apartment properties, average rent per square foot is not data that is developed in the ordinary course of business. Also, we do not believe historical property performance data would be material to Unit Holders, and such information is not available without undue expense, if at all, because the properties were managed by the former general partner's affiliate until March 2005.

     Closing paragraphs: While acknowledging the Staff's positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so. To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law. To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

     We are filing an amendment concurrently with this letter. We do not believe that the amendment materially changes the information already provided to the Unit Holders. Please contact the undersigned if you have any questions regarding our responses to the Staff's comments and to advise us if the Staff has any further comments.

                                        Very truly yours,

                                        /S/ CHRISTOPHER K. DAVIS
                                        ------------------------
                                        Christopher K. Davis
                                        Vice President and General Counsel


CKD:ckd
Enclosures with fax copy
cc w/e:  James Moloney, Esq. (e-mail)